Exhibit 99.2

Points Announces Long-term Agreement with United Airlines MileagePlus

- United Airlines MileagePlus joins Points’ Partner Network via a multi-year, multi product agreement
- Points to power United Airlines’ Buy, Gift and Transfer program and Reinstate Miles
- Points to acquire assets of Crew Marketing, a long-time MileagePlus vendor

Toronto, Canada – December 22, 2014 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, announced today that the Company has entered into a new long-term principal relationship with United Airlines’ subsidiary MileagePlus. Points has entered into a long term agreement with United Airlines MileagePlus to power its Buy, Gift and Transfer and Reinstate Miles, and several other ancillary products available to MileagePlus members. All programs are immediately available to MileagePlus members.

“United MileagePlus is one of the largest and most recognized loyalty programs in the world and we are thrilled to welcome their 95 million worldwide members to our platform,” said Rob MacLean, CEO of Points. “Our partnership with United Airlines MileagePlus reflects the broadest and most comprehensive strategic relationship in our history. We have been extremely impressed with the innovative approach to loyalty that MileagePlus has consistently demonstrated and are very excited to be working with such a creative and focused team to continue to bring new and exciting concepts to market.”

In conjunction with this announcement, Points acquired substantially all of the assets of Crew Marketing International, Inc., a long-time MileagePlus vendor. Further details will be provided in a separate release.

Mr. MacLean continued, “We expect a seamless transition of the core Buy, Gift and Transfer products to our Loyalty Commerce Platform in the first quarter of 2015. We also look forward to leveraging our Loyalty Commerce Platform, and Crew’s innovative technology and commercial applications to power additional loyalty commerce solutions.”

“With over 200 products in market with over 50 global loyalty partners, the Points Loyalty Commerce Platform is among the most respected worldwide. On the heels of today’s United MileagePlus announcement, Points will have announced or launched over 40 products and added 9 new partners to our Loyalty Commerce Platform since the beginning of 2014. This substantial progress aside, the global loyalty market continues to provide significant runway for future growth. Continuing to add new partners, enhancing relationships with existing partners, and driving further innovation and engagement throughout the broader loyalty industry are expected to be core drivers of our future growth,” concluded MacLean.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, future growth opportunities. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:

Addo Communications
Laura Bainbridge, Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400